Exhibit 99.1

Ecopetrol Announces the Approval of the Financial Statements and the Timing of the Fourth Quarter and Full Year 2017 Earnings Report and Conference Call

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company) reports that its Board of Directors approved the Financial Statements for 2017 and will release on February 27th, 2018 after markets close, its financial and operating results for the fourth quarter and full year 2017. On Wednesday, February 28th, Ecopetrol’s senior management will host two conference calls to review the results:

Spanish Conference Call	English Conference Call
07:30 a.m. Col Time	09:00 a.m Col Time

US Dial-in #: 1 (847) 585-4405	US Dial-in #: 1 (847) 585-4405
US Dial-in # (Free Toll): 1 (888) 771-4371	US Dial-in # (Free Toll): 1 (888) 771-4371
Local Colombia Dial-in #: 57 1 380 8041	Local Colombia Dial-in #: : 57 1 380 8041
Local Colombia Dial-in # (Free Toll): 01 800 9 156 924	Local Colombia Dial-in # (Free Toll): 01 800 9 156 924
Passcode: 46403731	Passcode: 46403740

Participants from different countries may look for different international numbers to the ones mentioned above by consulting the following link: http://web.meetme.net/r.aspx?p=12&a=UwaMWOVFzqjKwN

The earnings release, slide presentation and live webcast of the conference calls will be available on Ecopetrol’s website: www.ecopetrol.com.co and at the following links:

http://event.onlineseminarsolutions.com/wcc/r/1601038-1/F17449F21C67CE66AEFE37C54F1B0EB8 (Spanish)

http://event.onlineseminarsolutions.com/wcc/r/1601042-1/82D6B304C09D64459DD2D1989DA3DDEC (English)

Please verify in advance proper operation of the webcast in your browser. We recommend the usage of the latest versions of Internet Explorer, Google Chrome y Mozilla Firefox.

The replay of the calls will be available on Ecopetrol’s website (www.ecopetrol.com.co).

Bogotá D.C., February 22, 2018

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Capital Markets Manager

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co